UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Incorporation by reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Press Release

On April 13, 2023, Alvotech issued a press release (“Press Release”) announcing that the U.S. Food and Drug Administration (“FDA”) has issued a complete response letter (“CRL”) for Alvotech’s Biologics License Application (“BLA”) for AVT02, a high-concentration biosimilar candidate for Humira® (adalimumab). The CRL noted that certain deficiencies, which were conveyed following the FDA’s reinspection of the Company’s Reykjavik facility that concluded on March 17, 2023, must be satisfactorily resolved before the application can be approved. No other deficiencies in the application were noted by the FDA. Alvotech provided the FDA comprehensive responses to the observations on April 3, 2023, and is awaiting communication from the agency assessing those responses. A copy of the Press Release is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated April 13, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: April 14, 2023	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: General Counsel